SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

DREYFUS PREMIER MANAGER FUNDS I
Exact Name of Registrant

NOTIFICATION OF ELECTION

          Dreyfus Premier Manager Funds I (the "Fund"), an open-end investment company registered with the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby notifies the Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act (the "Rule"). The Fund understands that this election is irrevocable while the Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

          Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Fund has caused this Notification of Election to be duly executed on its behalf in the City of New York and the State of New York on December 18, 2003.

DREYFUS PREMIER MANAGER FUNDS I By:/s/ Mark N. Jacobs Mark N. Jacobs Vice President

Attest:   /s/ Jeff Prusnofsky
            Jeff Prusnofsky
            Secretary